Exhibit 99.1

TRILLION ENERGY PROVIDES UPDATED SASB 3D SEISMIC WITH NEW STRATIGRAPHIC GAS PROSPECTS

December 20, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce the completion of its 3D seismic reprocessing for the SASB gas field. The Company is now in the process of interpreting the results and tying the results into the existing drilled wells.

Significant improvements in seismic technology since the initial processing of the 2004 seismic data offer enhanced data imaging for reservoir characterization, faults, and reservoir layers. Additionally, the new PSDM seismic volumes & velocity model has uncovered:

●	Continuous reflectors
●	Much clearer fault cuts
●	Amplitude preservation
●	Improved imaging of subsurface geology and enhanced results of attributes, inversion, and AVO
●	Higher quality data, allowing for clear visibility of both previously and newly discovered gas channels, revealing thin sand bodies
●	Validation of the presence of hydrocarbons using different AVO attributes, such as intercepts, gradients, fluid factors, and gas indicators
●	Detection of sweet spots for new gas prospects.

Arthur Halleran CEO of Trillion stated:

“In the dynamic landscape of energy exploration, our reprocessed seismic data has unveiled a promising chapter for the SASB gas field. The revelation of extensive channel sands, particularly in the D and De-E zones, surpasses our earlier understanding of the field. This transformative breakthrough marks a clearer and more expansive vision of our gas prospects. The excitement is palpable as we witness the emergence of previously unseen gas-charged sand channels throughout, setting the stage for a future defined by enhanced exploration success.”

Images of the new seismic compared to old seismic as well as an in depth overview can be found here: SASB Seismic Data

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a 50% interest in 3 high impact oil exploration blocks in S.E. Turkiye. More information may be found on www.sedar.com, and our website.

Contact

Arthur Halleran, Chief Executive

Officer E-mail:

arth@trillionenergy.com

Corporate Office: 1-778-819-1585

Corporate E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward- looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.